Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 23, 2008. Common/Preferred shareholders of each Fund voted as indicated below:

							Withheld
 				  Affirmative		Authority
Municipal II

Re-Election of
R. Peter Sullivan III		  48,215,403		3,828,730
Re-Election of
John C. Maney			  48,230,919		3,813,214
Election of Diana L. Taylor*	      15,441		    2,465


Messrs. Hans W. Kertess*, Robert E. Connor, William B. Ogden IV and Paul Belica continue to serve as Trustees of the Funds.

Mr. John Delessandro served as Trustee of the Funds until his death on September 14, 2008.
_____________________________________
*   Preferred Shares Trustee